Exhibit H Amended Articles of Incorporation

A0835033

3920108

FILED
Secretary of State
State of California
OCT 22 2019

AMENDED AND RESTATED ARTICLES OF INCORPORATION

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MEDFIRE INNOVATIONS INC.

The undersigned certifies that:

A. He is the president and secretary of MedFire Innovations Inc., a California corporation (the "Corporation").

B. The Articles of Incorporation of the Corporation are amended and restated to read in full as follows:

ARTICLE I:

NAME

The name of the Corporation is MedFire Innovations Inc.

ARTICLE II:

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III:

AUTHORIZED STOCK

This Corporation is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The total number of shares which the Corporation is authorized to issue is two million five hundred thousand (2,500,000) shares; two million (2,000,000) shares of which shall be Common Stock (the "**Common Stock**"), and five hundred thousand (500,000) shares of which shall be Preferred Stock (the "**Preferred Stock**"). The Preferred Stock and the Common Stock shall each have a par value of one ten-thousandth of a dollar ($0.0001) per share. All of the five hundred thousand (500,000) shares of Preferred Stock are hereby designated "**Series A Preferred Stock**" (the "**Series A Preferred**").

ARTICLE IV:

RIGHTS, PREFERENCES AND PRIVILEGES OF STOCK

The rights, preferences, privileges, restrictions granted to and imposed on, and other matters relating to, the Series A Preferred and the Common Stock are as follows:

1. **DEFINITIONS.** For the purposes of this Article IV, the following definitions apply:

1.1 "**Board**" shall mean the Board of Directors of the Corporation.

1.2 "**Common Stock Dividend**" shall mean a stock dividend declared and paid on the Common Stock that is payable in shares of Common Stock.

1.3 "**Dividend Rate**" shall mean six percent (6%) of the Original Issue Price, or sixty cents ($0.60) per share per annum for the Series A Preferred (as adjusted for any future stock dividends, combinations, splits recapitalizations and the like with respect to such shares).

1.4 "**Original Issue Date**" shall mean the date on which the first share of Series A Preferred is issued by the Corporation.

1.5 "**Original Issue Price**" shall mean Ten Dollars ($10.00) per share for the Series A Preferred. Each Original Issue Price shall be as adjusted for any future stock splits, stock dividends, recapitalizations or the like, with respect to the Series A Preferred.

2. **DIVIDEND RIGHTS.**

2.1 Series A Preferred. The holders of the then outstanding Series A Preferred shall be entitled to receive, when, as and if declared by the Board, out of any funds and assets of the Corporation legally available therefor, cumulative dividends at the annual Dividend Rate for the Series A Preferred, prior and in preference to the payment of any dividend on the Common Stock (other than a Common Stock Dividend). Such dividends shall accrue on each share of Series A Preferred from the date on which such share of Series A Preferred is issued by the Corporation, and shall accrue from day to day until paid, whether or not earned or declared. No accumulation of dividends on the Series A Preferred shall bear any interest. To the extent that dividends are not declared by the Board, they will continue to accrue, but no payments upon such accrued and undeclared dividends will be due to holders of Series A Preferred, subject to Section 3 and 4 below. The Board has sole discretion as to if and/or when dividends may be declared, or not, subject to any requirements of the California Corporations Code. Unless the full amount of any accrued and unpaid cumulative dividends accrued on the Series A Preferred shall have been paid or declared in full and a sum sufficient for the payment thereof reserved and set apart, no dividend (other than a Common Stock Dividend) shall be paid or declared on any Common Stock.

2.2 No Participation Rights. If, after dividends in the full preferential amounts specified in this Section 2 for the Series A Preferred have been paid or declared and set apart in any calendar year of the Corporation, the Board shall declare additional dividends out of funds legally available therefor in that calendar year, then such additional dividends shall be declared solely on the Common Stock.

3. **LIQUIDATION RIGHTS.** In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets that may be

legally distributed to the Corporation's shareholders (the "**Available Funds and Assets**") shall be distributed to shareholders in the following manner:

3.1   Series A Preferred. The holder of each share of Series A Preferred then outstanding shall be entitled to be paid, out of the Available Funds and Assets (and prior and in preference to any payment or distribution setting apart of any payment or distribution of any Available Funds and Assets on Shares of Common Stock), an amount per share equal to the Original Issue Price of the Series A Preferred plus all accrued and unpaid dividends thereon, to and including the date full payment of such amount shall be tendered to the holders of the Series A Preferred with respect to such liquidation, dissolution or winding up (the "**Preference Amount**"). If upon any liquidation, dissolution or winding up of the Corporation, the Available Funds and Assets to be distributed to the holders of the Series A Preferred shall be insufficient to permit the payment to such shareholders of their full preferential amount described in this subsection, then all of the Available Funds and Assets shall be distributed among the holders of the then outstanding Series A Preferred pro rata according to the number of outstanding shares of Series A Preferred held by each holder thereof.

3.2   Remaining Assets. If there are any Available Funds and Assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the holders of the Series A Preferred of their full preferential amounts described above in this Section 3, then all such remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Common Stock pro rata according to the number of shares of Common Stock held by each holder thereof.

3.3   Deemed Liquidation Events. Each of the following transactions shall be deemed to be a liquidation, dissolution or winding up of the Corporation as those terms are used in this Section 3: (a) any reorganization by way of share exchange, consolidation or merger, in one transaction or series of related transactions (each, a "**combination transaction**")), in which the Corporation is a constituent corporation or is a party with another entity if, as a result of such combination transaction, the voting securities of the Corporation that are outstanding immediately prior to the consummation of such combination transaction (other than any such securities that are held by an "Acquiring Shareholder", as defined below) do not represent, or are not converted into, securities of the surviving entity of such combination transaction (or such surviving entity's parent entity if the surviving entity is owned by the parent entity) that, immediately after the consummation of such combination transaction, together possess at least a majority of the total voting power of all securities of such surviving entity (or its parent entity, if applicable) that are outstanding immediately after the consummation of such combination transaction, including securities of such surviving entity (or its parent entity, if applicable) that are held by the Acquiring Shareholder; or (b) a sale of all or substantially all of the assets of the Corporation, that is followed by the distribution of the proceeds to the Company's shareholders. For purposes of this Section 3.4, an "**Acquiring Shareholder**" means a shareholder or shareholders of the Corporation that (i) merges or combines with the Corporation in such combination transaction or (ii) owns or controls a majority of the voting power of another entity that merges or combines with the Corporation in such combination transaction.

4. REDEMPTION RIGHTS.

4.1 Redemption by Company.

(a)   Subject to any liquidation preference rights which may have been previously invoked under Section 3 hereof, to the extent that any outstanding shares of Series A Preferred have not been previously redeemed at any time on or prior to January 1, 2030 (the "**Company Redemption Start Date**"), the Corporation may, at the option of the Board, redeem in whole or in part at any time on or after the Company Redemption Start Date, shares of Series A Preferred held by all or any number of selected holders of Series A Preferred, as such holders may be selected by the Board in its sole discretion, in cash at the Redemption Price specified in subsection 4.3 below, subject to the legal availability of funds therefor; and provided that immediately following any such redemption, the Corporation shall have outstanding a class of common shares that is not subject to redemption.

(b)   Company Redemption Notice. At least sixty (60) days prior to the date upon which the Corporation intends to effect a redemption pursuant to section 4.1 above (such date, a "**Company Redemption Date**"), written notice shall be mailed by the Corporation, postage prepaid, to each holder of Series A Preferred to be redeemed (the "**Redeemed Holders**"), at the address last shown on the records of the Corporation for such Redeemed Holder or given by such holder to the Corporation for the purpose of notice or, if no such address appears or is given, at the place where the principal executive office of the Corporation is located, notifying such holder of the redemption to be effected, specifying the subsection hereof under which such redemption is being effected, the Company Redemption Date, the applicable Redemption Price, the number of such holder's shares of Series A Preferred to be redeemed, the place at which payment may be obtained and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, the certificate or certificates representing the shares to be redeemed (the "**Company Redemption Notice**").

4.2 Redemption by Holder.

(a)   Request for Redemption. Subject to the terms and conditions of this Section 4 and subject to any liquidation preference rights which may have been previously invoked under Section 3 hereof, to the extent that all of the outstanding shares of Series A Preferred held by a given holder of such Series A Preferred (each, a "**Series A Holder**") have not been redeemed prior to January 1, 2027 (the "**Holder Redemption Start Date**"), the Corporation shall, upon receiving a written request at any time after the Holder Redemption Start Date, signed by such Series A Holder (the "**Holder Redemption Notice**"), redeem, on the date that is sixty (60) days following its receipt of such Holder Redemption Notice from such Series A Holder (such date, a "**Holder Redemption Date**"), the full number of shares of Series A Preferred then held by such Series A Holder on the date the Corporation receives the Holder Redemption Notice from such Series A Holder; provided that immediately following any such redemption, the Corporation shall have outstanding a class of common shares that is not subject to redemption. The Series A Preferred held by such Series A Holder shall be redeemed in cash at the Redemption Price specified in Section 4.3 below and shall be paid from any source of funds legally available therefor, when and as such funds are legally available, until all outstanding shares of Series A Preferred to be redeemed have been redeemed as provided in Section 4 or the Redemption Request has been withdrawn or terminated as provided below.

(b) Withdrawal or Termination of Request. A Holder Redemption Notice may be withdrawn or terminated upon the request of the Series A Holder who originally submitted such Holder Redemption Notice, provided that none of the Series A Preferred shares held by such Series A Holder have been redeemed pursuant to such Holder Redemption Notice. After any such withdrawn or terminated Holder Redemption Notice, the shares of Series A Preferred held by such Series A Holder shall again be subject to redemption pursuant to this Section 4.

4.3 Redemption Price. The redemption price for each share of Series A Preferred Stock shall be an amount in cash equal to the Original Issue Price for the Series A Preferred Stock (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like with respect to the shares) plus the amount of all accrued and unpaid dividends thereon (the "**Redemption Price**").

4.4 Redemption Default Event

(a) Insufficient Legally Available Funds. If upon any Company Redemption Date or Holder Redemption Date (each a "**Redemption Date**") scheduled under this Section 4 for the redemption of Series A Preferred, the funds and assets of the Corporation legally available to redeem such stock are insufficient to redeem all shares of Series A Preferred then scheduled to be redeemed, the Company may elect to pay the Redemption Price in the form of a promissory note (a "**Redemption Note**") for such amount, bearing interest at the rate of 5%, providing for fully amortized payments over a period of not more than two years, and containing other commercially reasonable terms as determined in the Company's discretion. In the event Company does not elect to pay the Redemption Price in the form of a Redemption Note, then any such unredeemed shares shall be carried forward and shall be redeemed (together with any other shares of Series A Preferred then scheduled to be redeemed) at the next such scheduled Redemption Date to the full extent of legally available funds of the Corporation at such time, and any such unredeemed shares shall continue to be so carried forward until redeemed. Shares of Series A Preferred that are subject to redemption hereunder but have not been redeemed due to insufficient legally available funds and assets of the Corporation shall continue to be outstanding and entitled to all dividend, liquidation and other rights, preferences, privileges and restrictions of the Series A Preferred respectively until such shares have been redeemed.

(b) Redemption Failure. Any failure on the part of the Corporation to pay in cash or with a Redemption Note the full amount of accrued and unpaid dividends due to any holder of Series A Preferred on any Redemption Date for any reason shall constitute a "**Redemption Failure.**" In addition, any failure on the part of the Corporation to pay in cash the full amount of accrued and unpaid dividends due to any holder of Series A Preferred, pursuant to Section 3 above (pertaining to liquidation rights), shall also constitute a Redemption Failure. If a Redemption Failure exists, for whatever reason, for a cumulative time of at least eight quarters (whether or not such quarters are consecutive in time), then, upon the end of the eighth quarter of such Redemption Failure, the Corporation shall be deemed to have a "**Redemption Default Event**". Upon such Redemption Default Event, the voting requirements set forth in Section 5.2 of this Article shall be in effect, and shall remain in effect as set forth in Section 5.2.

4.5   Surrender of Certificates. On or before each designated Redemption Date, each holder of Series A Preferred to be redeemed shall surrender the certificate(s) representing such shares of Series A Preferred to be redeemed to the Corporation, in the manner and at the place designated in the Company Redemption Notice, if any, or at the place where the principal executive office of the Corporation is located, and thereupon the redemption price for such shares shall be payable to the order of the holder whose name appears on such certificate(s) as the owner thereof, and each surrendered certificate shall be cancelled and retired. If less than all of the shares represented by such certificate are redeemed, then the Corporation shall promptly issue a new certificate representing the unredeemed shares.

4.6   Effect of Redemption. If the Company Redemption Notice and/or the Holder Redemption Notice (each a "**Redemption Notice**") shall have been duly given, and if the Redemption Price is either paid or made available for payment through the deposit arrangements specified in subsection 4.7 below, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred so called for redemption shall not have been surrendered, all dividends with respect to such shares shall cease to accrue after such Redemption Date, such shares shall not thereafter be transferred on the Corporation's books and the rights of all of the holders of such shares with respect to such shares shall terminate after such Redemption Date, except only the right of the holders to receive the redemption price without interest upon surrender of their certificate(s) therefor.

4.7   Deposit of Redemption Price. On or prior to the Redemption Date, the Corporation may, at its option, deposit with a bank or trust company in the State of California having a capital and surplus of at least Fifty Million Dollars ($50,000,000), as a trust fund, a sum equal to the aggregate Redemption Price for all shares of Series A Preferred called for redemption and not yet redeemed, with irrevocable instructions and authority to the bank or trust company to pay, on or after the Redemption Date, the Redemption Price to the respective holders upon the surrender of their share certificates. From and after the Redemption Date, the shares so called for redemption shall be redeemed. The deposit shall constitute full payment of the shares to their holders, and from and after the Redemption Date, the shares shall be deemed to be no longer outstanding, all dividends with respect to such shares shall cease to accrue and the holders thereof shall cease to be shareholders with respect to such shares and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the Redemption Price of the shares, without interest, upon surrender of their certificates therefor. Any funds so deposited and unclaimed at the end of one (1) year from the Redemption Date shall be released or repaid to the Corporation, after which time the holders of shares called for redemption who have not claimed such funds shall be entitled to receive payment of the Redemption Price only from the Corporation.

5. **VOTING RIGHTS.**

5.1 Non-Voting Stock. The Series A Preferred is NON-voting, except as provided by law and except as provided below.

5.2 Board. The holders of record of the outstanding shares of Common Stock of the Corporation shall be entitled to elect all directors of the Corporation, *provided, however*, that upon a Redemption Default Event, so long as such Redemption Default Event is continuing, the holders of record of at least a majority of the outstanding shares of Series A Preferred, voting separately as a separate class, shall have the right, but not the obligation, to elect a majority of the directors of the Corporation ("**Series A Election Right**"). The Series A Election Right shall remain in place until such time as the payment of all arrears of dividend due to holders of Series A Preferred have been paid in full.

6. **CONVERSION.** At any time on or after January 1, 2027 (the "**Conversion Start Date**"), any holder of outstanding shares of Series A Preferred Stock may elect to convert such shares into an equal number of fully paid and nonassessable shares of Common Stock, subject to the availability of authorized but unissued shares of Common Stock. All shares of Series A Preferred Stock so converted will, as of the effective date of such conversion as declared by the Board, be no longer deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate as of such effective date, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends accrued but unpaid thereon as of the effective date of such conversion. In the event that, prior to a conversion, the Common Stock is subject to a stock split, stock dividend or other similar transaction involving the issuance of Common Stock without consideration paid therefor, and the Series A Preferred Stock is not affected on an equal basis, then the shares of Common Stock into which the Series A Preferred Stock may be converted, as provided in this section, will be adjusted accordingly. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board.

ARTICLE V:

LIMITATION OF LIABILITY

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Unless applicable law otherwise provides, any amendment, repeal or modification of this Article V shall not adversely affect any right or protection of a director under this Article V that existed at or prior to the time of such amendment, repeal or modification.

ARTICLE VI:

INDEMNIFICATION

1.   The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the General Corporation Law of California) for breach of duty to the Corporation and its shareholders through bylaw provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the General Corporation Law of California, subject to the limits on such excess indemnification set forth in Section 204 of the General Corporation Law of California. If, after the effective date of this Article, California law is amended in a manner which permits a corporation to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of such defense expenses to, its directors or other persons, in any such case to a greater extent than is permitted on such effective date, the references in this Article to "**California law**" shall to that extent be deemed to refer to California law as so amended.

2.   Any repeal or modification of this Article shall only be prospective and shall not affect the rights under this Article in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

C.   The foregoing Amended and Restated Articles of Incorporation has been duly approved by the board of directors.

D.   The foregoing Amended and Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 783,000 shares of Common Stock; no shares of Preferred Stock are outstanding. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: October 21, 2019



Gregory Christmas, President

Gregory Christmas, Secretary